UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70345

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pantek Partners Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

954 Ave Ponce de Leon Suite #403B
(No. and Street)

San Juan	PR	00907
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Bell	858-605-1607	jack@panteksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Ste 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/20	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Bell__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Pantek Partners Advisors, LLC__, as of __12/31__, __2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __Managing Director__

Notary Public _____ # Affidavit 242




Sello

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PANTEK PARTNERS ADVISORS, LLC

FINANCIAL STATEMENTS

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2023

Pantek Partners Advisors, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2023



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Pantek Partners Advisors, LLC
151 Calle Francisco Suite 200
San Juan, Puerto Rico, 00901

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pantek Partners Advisors, LLC (the "Company") as of December 31, 2023, and the related statements of income, changes in member's equity, and statement of cash flows for the year then ended, December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Pantek Partners Advisors, LLC's financial statements. The supplemental information is the responsibility of Pantek Partners Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Pantek Partners Advisors, LLC's auditor since 2021.
Sugar Land, TX
February 29, 2024

Pantek Partners Advisors, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS

Cash	$	95,208
Prepaid expenses		3,070
Accounts receivable		49,000
Deposits		1,400
TOTAL ASSETS	**$**	**148,678**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	33,137
Unearned revenue		6,000
TOTAL LIABLITIES		**39,137**
COMMITMENTS AND CONTENGENCIES		-
MEMBER'S EQUITY		109,541
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**148,678**

The accompanying notes are an integral part of these financial statements.

Pantek Partners Advisors, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

1. Organization and Nature of Business

Pantek Partners Advisors DBA Pantek Securities, LLC (the Company) is a Puerto Rico Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Regulatory Authority (FINRA). The Company operates as a placement agent specializing in private placements of securities and financial advisory services. The Company acts as an introducing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. Significant Accounting and Reporting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023, and is not necessarily indicative of the results for any future period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Significant Accounting and Reporting Policies – Continued**

Cash and Cash Equivalents

The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

Current Expected Credit Losses

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings nd Vintage Disclosures. Since the issuance of Accounting Standards a Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have include forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted this standard as of January 1, 2023 and notes it does not have a material impact on the financial statements.

The Company's accounts receivable consists of trade receivable for the private placement of securities. The Company regularly reviews its accounts receivable for any bad debts. As such, the Company regularly reviews its accounts receivable for any bad debts based on the analysis of the Company's collection experience and customer worthiness. As of December 31, 2023, the Company had $60,000 in net receivables from executed contracts.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Pantek Partners Advisors, LLC

NOTES TO THE FINANICAL STATEMENTS

For the Year Ended December 31, 2023

2. **Significant Accounting and Reporting Policies – Continued**

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2023. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash are held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

3. **Related Parties**
The Company is an affiliate of Pantek Partners Holdings, LLC. In connection with this relationship, the Company and its Affiliate had executed an expense sharing agreement whereby the Company received a monthly allocation of expenses incurred by the Affiliate on its behalf. The expense sharing agreement was terminated as of June 30, 2023. During 2023, the Company recorded expenses under this agreement totaling $2,100. Included in the total was a provision for rent. The Company recorded rent totaling $1,500 related to the shared expense with the Affiliate.

4. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2023, the Company had net capital of $56,072 which is $51,072 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 69.80%.

Reserve Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2023, without exception.

5. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company was in compliance through the year ended December 31, 2023.

6. Accounts Receivable

As of December 31, 2023, the Company had accounts receivable of $49,000, due from four customers, the Company has no allowance for bad debt as they believe the amounts are collectable.

7. Prepaid Expenses

As of December 31, 2023, the Company had prepaid expense of $3,070, $2,176 for Finra Fees and CRD fees of $894 for the year 2024.

8. Deposit

As of December 31, 2023 the Company had a lease deposit of $1,400, related to the new lease entered into in May 2023, the lease is on a month to month basis.

9. **Accounts Payable and Accrued Liabilities**

As of December 31, 2023, the Company had accounts payable and accrued expenses of $33,137, as follows:

Accounts Payable	$	2,649
Credit Card		1,633
Accrued Liabilities		6,068
Payroll Liabilities		22,787
Total	$	33,137

10. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2023, end of 2023, and during 2023.

11. **Member's Equity**

During the fiscal year ended December 31, 2023, the Company distributed $595,000 to its members, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. Notably, withdrawing equity within one year from the contribution date is strictly prohibited without the written authorization of FINRA. The distributions had a noteworthy impact on the Company's capital structure for the reporting period. The Company received contributions of $90,000, in the year ended December 31, 2023.

12. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

13. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2023, through February 29, 2024. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.